SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Salomon Brothers Inflation Management Fund, Inc.
(IMF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

79550V109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 7 pages)
There is one exhibit attached.




Item 1.  Security and Issuer

Common Stock
Salomon Brothers Inflation Management Fund, Inc.
Salomon Brothers Asset Management
125 Broad Street
New York, New York 10004


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 403,432 shares of IMF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney, which represents 4.2% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

(a) KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of IMF fit the investment guidelines for various Accounts. Shares have been acquired since March 24, 2005.

(b) A press release announcing that a settlement agreement has been reached with the Fund, as well as the basic terms of that settlement agreement is attached hereto (Exhibit 1).


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 403,432 shares, which represents 4.2% of the outstanding shares. Garnsey Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 8%, Jo Ann Van Degriff owns 0.8% and Kathleen F. Crane owns 0.1%. Garnsey Partners L.P. currently owns 41,850 shares. None of the other Principals of KIM presently own shares of IMF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
12/1/2005
6500
17.09

1/4/2006
5300
16.92
12/2/2005
12500
17.04

1/6/2006
1970
16.95
12/6/2005
14300
16.82

1/9/2006
1900
16.89
12/8/2005
3900
16.75

1/10/2006
3500
16.9
12/9/2005
200
16.79

1/11/2006
1930
16.99
12/12/2005
5200
16.79

1/12/2006
12600
16.99
12/14/2005
-3000
16.80

1/13/2006
6200
16.97
12/30/2005
7000
16.93

1/17/2006
5000
16.94




1/18/2006
24500
16.87




1/19/2006
1400
16.81




1/27/2006
-1500
16.71

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

On February 13, 2006, George W. Karpus, Karpus Management, Inc.
(d/b/a Karpus Investment Management) and its directors, officers and all of its respective affiliates entered into a settlement agreement with Salomon Brothers Inflation Management Fund, Inc. (the ?Settlement Agreement?). The summary of the settlement reached by Karpus and the Fund referred to in the press release is qualified in its entirety by reference to the full text of the settlement agreement reached, which has been filed by the Fund with the SEC (available for free at http://www.sec.gov). Karpus, the Fund and SBAM have agreed not to make any additional public statements relating to the settlement. Except for the Settlement Agreement, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the IMF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.



By:
Name:  	Sharon L.Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	February 14, 2006


EXHIBIT ONE
Press Release Announcing Settlement Agreement
Transmitted February 13, 2006

FOR IMMEDIATE RELEASE


    Contact:	George W. Karpus, CEO
    	Phone:	(585) 586-4680
    	Fax:	(585) 586-4315
    	Toll Free:	1-866-527-7871
    	E-mail:	info@karpus.com


Karpus Investment Management Announces
Settlement with Salomon Brothers Funds

    Pittsford, New York, February 13, 2006 ? Karpus Management,
Inc. (?Karpus?), which is one of the largest shareholders of Salomon
Brothers Inflation Management Fund Inc. (?IMF?), Salomon Brothers
Municipal Partners Fund Inc. (?MNP?) and Salomon Brothers Municipal
Partners Fund II Inc. (?MPT?), announces that it has reached settlement agreements with Salomon Brothers Asset Management (?SBAM?)
pertaining to each of these Funds.
    Material terms include: (1) an immediate 10% tender offer at 98% of net asset value for IMF and MNP; (2) 5% semi-annual tender offers at 98% of NAV in 2007 and 2008, contingent upon discounts to NAV exceeding
5% for defined periods; (3) the commitment of the Boards of Directors of MPT and MNP to propose to shareholders a merger of MNP and MPT by July 2007; and (4) Karpus agreeing to terminate its existing proxy contests with the Funds and all outstanding litigation related thereto. The settlement agreements are also conditioned on shareholder approvals of the new management agreement between IMF and SBAM and MNP and SBAM.
Karpus believes that such a settlement could not have been achieved without the strong support it received from so many large and small shareholders of the Funds.
    Karpus commends the Funds? Boards with respect to these actions taken in response to the concerns of shareholders. The settlement agreements represent a strong, positive movement toward enhancing shareholder value for all holders of the Funds. As such, Karpus supports the proposed new management agreement as well as the director nominees indicated on IMF?s annual proxy statement, dated January 13, 2006.

THE SUMMARY OF THE SETTLEMENTS REACHED BY KARPUS
AND THE FUNDS REFERRED TO IN THIS PRESS RELEASE IS
QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT
OF THE SETTLEMENT AGREEMENTS REACHED, WHICH WILL
BE FILED BY THE FUNDS WITH THE SEC (AVAILABLE FOR FREE
AT HTTP://WWW.SEC.GOV).  KARPUS, THE FUNDS AND SBAM
HAVE AGREED NOT TO MAKE ANY ADDITIONAL PUBLIC
STATEMENTS RELATING TO THE SETTLEMENTS.

# # #
    END OF RELEASE

Karpus Investment Management is an independent, fee-based
Registered Investment Advisory firm with offices at 183 Sully?s
Trail, Pittsford, New York 14534.